SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FORESTAR GROUP INC.
(Name of Subject Company (Issuer))

FORESTAR GROUP INC.

(Names of Filing Person (Issuer))

3.75% Convertible Senior Notes Due 2020

(Title of Class of Securities)

346232 AB7

(CUSIP Number of Class of Securities)

Charles D. Jehl
Chief Financial Officer
Forestar Group Inc.
6300 Bee Cave Road, Building Two, Suite 500
Austin, Texas 78746
(512) 433-5200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:
Michael J. Zeidel
Yossi Vebman
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$120,900,000	$15,052.05

*                                         Estimated solely for purposes of calculating the filing fee. The purchase price of the 3.75% Convertible Senior Notes due 2020 (the “Notes”), as described herein, is calculated as the sum of (a) $120,000,000, representing 100% of the principal amount of the Notes outstanding as of October 11, 2017, plus (b) $900,000, representing accrued but unpaid interest on the Notes up to, but excluding, November 13, 2017.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $124.50 for each $1,000,000 of the value of the transaction.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.	N/A	Date Filed:	N/A

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As required by the Indenture, dated as of February 26, 2013 (the “Base Indenture”), between Forestar Group Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of February 26, 2013 (the “First Supplemental Indenture”), between the Company and the Trustee, and the Third Supplemental Indenture, dated as of October 5, 2017 (the “Third Supplemental Indenture,” and the Base Indenture together with the First Supplemental Indenture and the Third Supplemental Indenture, the “Indenture”), between the Company and the Trustee, relating to the Company’s 3.75% Convertible Senior Notes due 2020 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to require the Company to repurchase, at the Holder’s option, 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding November 13, 2017, pursuant to the terms and conditions of the Fundamental Change Repurchase Right Notice, Notice of Execution of Supplemental Indenture and Offer to Repurchase to Holders of 3.75% Convertible Senior Notes due 2020 (the “Notice”), attached hereto as Exhibit (a)(1), the Indenture and the Notes.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). All capitalized terms used but not specifically defined in this Schedule TO have the meanings given to such terms in the Notice.

Items 1 through 9, and Item 11.

Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Notice is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

Item 10. Financial Statements.

(a) The Company believes that its financial condition is not material to a Holder’s decision whether to exercise its Fundamental Change Repurchase Right because (i) the consideration being offered to Holders consists solely of cash, (ii) the Fundamental Change Repurchase Right is not subject to any financing condition, (iii) the Company, as offeror, is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR and (iv) the offer applies to all outstanding Notes.

(b) Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)

Fundamental Change Repurchase Right Notice, Notice of a Make-Whole Fundamental Change, Notice of Execution of Supplemental Indenture and Offer to Repurchase to Holders of 3.75% Convertible Senior Notes due 2020, dated October 12, 2017.

(a)(5)(i)	Notice of Convertibility to Holders of 3.75% Convertible Senior Notes due 2020, dated September 20, 2017.

(a)(5)(ii)	Notice Regarding Merger and Fundamental Change Repurchase Right as published on Company’s website on October 12, 2017.

(a)(5)(iii)	Press Release Announcing Fundamental Change and Make-Whole Fundamental Change Relating to 3.75% Convertible Senior Notes due 2020, dated October 12, 2017.

(b)	Not applicable.

(d)(1)	Indenture, dated February 26, 2013, between the Company and the Trustee, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on February 26, 2013).

(d)(2)

First Supplemental Indenture, dated February 26, 2013, to the Indenture, dated February 26, 2013, between the Company and the Trustee, as trustee, relating to 3.75% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on February 26, 2013).

(d)(3)

Third Supplemental Indenture, dated October 5, 2017, to the Indenture, dated February 26, 2013, between the Company and the Trustee, as trustee, relating to 3.75% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on October 5, 2017).

(d)(4)

Indenture, dated May 12, 2014, among Forestar (USA) Real Estate Group Inc., as issuer, the Guarantors named therein and the Trustee, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on May 15, 2014).

(d)(5)

First Supplemental Indenture, dated as of June 21, 2016, among Forestar (USA) Real Estate Group Inc., as issuer, the Guarantors named therein and the Trustee, as trustee, to the Indenture, dated as of May 12, 2014, among Forestar (USA) Real Estate Group Inc., the Guarantors named therein and the Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on June 21, 2016).

(d)(6)

Agreement and Plan of Merger, dated as of June 29, 2017, among the Company, D.R. Horton, Inc. and Force Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on June 29, 2017).

(d)(7)

Stockholder’s Agreement, dated as of June 29, 2017, between the Company and D.R. Horton, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on June 29, 2017).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Forestar Group Inc.

By:	/s/ Charles D. Jehl
	Name:	Charles D. Jehl
	Title:	Chief Financial Officer

Date: October 12, 2017

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)

Fundamental Change Repurchase Right Notice, Notice of a Make-Whole Fundamental Change, Notice of Execution of Supplemental Indenture and Offer to Repurchase to Holders of 3.75% Convertible Senior Notes due 2020, dated October 12, 2017.

(a)(5)(i)	Notice of Convertibility to Holders of 3.75% Convertible Senior Notes due 2020, dated September 20, 2017.

(a)(5)(ii)	Notice Regarding Merger and Fundamental Change Repurchase Right as published on Company’s website on October 12, 2017.

(a)(5)(iii)	Press Release Announcing Fundamental Change and Make-Whole Fundamental Change Relating to 3.75% Convertible Senior Notes due 2020, dated October 12, 2017.

(b)	Not applicable.

(d)(1)	Indenture, dated February 26, 2013, between the Company and the Trustee, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on February 26, 2013).

(d)(2)

First Supplemental Indenture, dated February 26, 2013, to the Indenture, dated February 26, 2013, between the Company and the Trustee, as trustee, relating to 3.75% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on February 26, 2013).

(d)(3)

Third Supplemental Indenture, dated October 5, 2017, to the Indenture, dated February 26, 2013, between the Company and the Trustee, as trustee, relating to 3.75% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on October 5, 2017).

(d)(4)

Indenture, dated May 12, 2014, among Forestar (USA) Real Estate Group Inc., as issuer, the Guarantors named therein and the Trustee, as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on May 15, 2014).

(d)(5)

First Supplemental Indenture, dated as of June 21, 2016, among Forestar (USA) Real Estate Group Inc., as issuer, the Guarantors named therein and the Trustee, as trustee, to the Indenture, dated as of May 12, 2014, among Forestar (USA) Real Estate Group Inc., the Guarantors named therein and the Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on June 21, 2016).

(d)(6)

Agreement and Plan of Merger, dated as of June 29, 2017, among the Company, D.R. Horton, Inc. and Force Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on June 29, 2017).

(d)(7)

Stockholder’s Agreement, dated as of June 29, 2017, between the Company and D.R. Horton, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on June 29, 2017).

(g)	Not applicable.

(h)	Not applicable.